Follow-Up Materials

06014289

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Day Software Holding

*CURRENT ADDRESS

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34849 FISCAL YEAR 12-31-05

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DAT : 6/12/06

Day

05 Annual Report





Day Software Holding AG
2005 Annual Report

2



Letter to our Shareholders

Dear shareholders, customers and partners:

2005 was a very successful year for Day Software: We are proud to report significant growth, record revenues and profitability. Our core business – enterprise content management solutions – provided a healthy revenue basis for the year.

This successful development of the company is based on our distinguished customers who use our software to deploy web-based information systems to support their businesses in a reliable, cost efficient way. In 2005, we continued to work closely with existing blue chip customers such as Audi, DaimlerChrysler, DHL, Intercontinental Hotels Group, McDonald's, Nokia, Volkswagen and Zimmer. We also added new industry-leading companies to our customer list, including American Academy of Family Physicians (AAFP), Credit Suisse First Boston (CSFB), Deutsche Bank, EMN8, eMusic, Fiducia, Media General, On Command, OptionOne Mortgage, Penn State University, Scripps Media, US Department of Interior and Vivendi Universal. The exceptional quality of our customers continues to be an important validation of the strength, performance and reliability of our innovative products and technology.

In 2005, Day also established the foundation for the future growth of our company. We successfully launched the latest version of our flagship product, Communiqué 4. This product is truly innovative: Communiqué 4 is the first Enterprise Content Management (ECM) solution on the market that is fully compliant with the new global standard for the content management industry JSR 170. This breakthrough technology enables our customers to substantially reduce the complexity and cost of deploying and maintaining their content management initiatives. With this innovation we have firmly positioned Day as a technology leader in the Global Content Management market.

Communiqué 4 was not the only groundbreaking technology we brought to the market in 2005. The year was in fact characterized by the successful launch of an entirely new product line that will be an important component of the future growth of our company. Content Repository Extreme CRX is the cornerstone of this new product family. CRX is a Java Content Repository that is fully compliant with JSR 170, the new industry standard for content management. This technology is designed to efficiently store large amounts of enterprise content, thus helping our customers to better manage and control the explosive growth of enterprise content. CRX is the first commercially available Java Content Repository and – like Communiqué 4 – is a true innovation. In addition to CRX, we have initiated the release of repository connectors that will enable our customers to have connectivity between their legacy content repositories and CRX, or any other application or infrastructure component that is compliant with the new JSR 170 industry standard.

The successful diversification of our product portfolio is a major milestone for Day. Prior to this past year, our business had relied on a single product family, Communiqué. With the addition of the CRX product line we have effectively diversified our portfolio. In fact, we believe that the CRX products have comparable, if not larger, market potential as Communiqué. This successful product expansion will be the foundation for new revenue opportunities and future growth of the company.

All of our products today are based the innovative standard for the content management industry – JSR 170. Day first initiated JSR 170 in 2002. Day is heading an international group of industry leaders that are working together to jointly define and continuously improve this new global standard. Under the leadership of our Chief Technology Officer, David Nüscheler, this initiative has gained the support of all major industry players such as BEA, FileNet, HP, IBM, Oracle and SUN. In June of 2005 the standard was officially approved and released.

The success of our standards initiative has positioned Day Software firmly as a technology leader in our industry and created substantial momentum for our commercial activities, resulting in the growth of our revenues and profitability. We are very pleased to see this trend as it validates our long-term strategy and our continued investments in our technology and products.

Parallel to the diversification of our product portfolio we also diversified our sales distribution channels: Until last year, Day Software has mainly relied on a direct sales model. Based on our innovative product portfolio, in 2005 we were able to close strategic Original Equipment Manufacturer (OEM) contracts with industry leaders such as BEA and FileNet. These new partners are important to us as they allow us to sell our technology indirectly to their very significant customer bases. This is a very efficient distribution model that enables us to reach new market segments and open up additional revenue streams.

In 2005, we continued to be very cost conscious. Expenses remained under control. Our lean cost structure and the continued growth of our revenues enabled us to deliver a profitable year. We will continue to manage our existing operations in an efficient manner and sustain a path of profitability.

With all of these positive trends, we believe that we are well positioned to deliver a healthy 2006. We have a very innovative and well-diversified product portfolio, an excellent customer base and a favorable market environment. We have started the New Year with a lot of momentum and believe that the combination of our content management business, our new infrastructure products, and the expansion of distribution channels through OEM partnerships will be a solid basis for continued, profitable growth in 2006.

In 2006, we will focus on completing the transition to a multi-product company, diversifying our distribution channels further, continuing to improve our operating results, providing growth and value to our customers, and unlocking shareholder value by continuing to play a leading role as a truly innovative force in the software industry.

As always, we appreciate the support of our shareholders, customers and partners. On behalf of the Board of Directors and the whole company, I thank you for your continued trust.

Sincerely,

Michael Moppert
Chairman and Chief Executive Officer

6



Management's Discussion and Analysis

(in millions CHF, except share information)

Financial Highlights

	2005	2004
Software licenses revenue	8.0	4.5
Product support and services revenue	9.0	8.6
Total revenues	17.0	13.1
Gross profit	13.1	8.8
Operating expenses	12.6	14.5
Income (loss) from operations	0.5	(5.7)
Net income (loss)	0.7	(5.5)
Basic earnings (loss) per share	0.58	(4.62)
Dilutive earnings (loss) per share	0.54	(4.62)

Results of Operations

Revenues

Total revenues for the year ended December 31, 2005 were CHF 17.0 million, of which CHF 8.0 million and CHF 9.0 million was related to software licenses and product support and services, respectively. Total revenues for the year ended December 31, 2004 were CHF 13.1 million, of which CHF 4.5 million and CHF 8.6 million was related to software licenses and product support and services, respectively. Software licenses revenue as a percentage of total revenues was 47% and 34% for the years ended December 31, 2005 and 2004, respectively. The increase in revenues from 2004 to 2005 was due to significant amount of new business during the second half of 2005, increase in product support revenue due to growing customer base and the release of a series of new software infrastructure products during the year.

2005	Total Revenue	% in Licenses	% in Product Support & Services
First quarter	4.1	46%	54%
Second quarter	3.7	38%	62%
Third quarter	4.2	50%	50%
Fourth quarter	5.0	52%	48%

Day's revenue base continues to be geographically diverse. The Company has continued to generate revenue in Switzerland, Germany, the United States and the United Kingdom. The Company generated total revenues of CHF 9.7 million (or 57% of total revenues), CHF 7.0 million (or 41% of total revenues) and CHF 0.3 million (or 2% of total revenues) in Europe, the Americas and Asia Pacific in 2005, respectively, as compared to CHF 10.0 million (or 76% of total revenues), CHF 2.7 million (or 21% of total revenues) and CHF 0.4 million (or 3% of total revenues) in Europe, the Americas and Asia Pacific in 2004, respectively.

The Company's subsidiaries generally conduct business and report their financial statements in their respective local currencies, which is other than the Company's reporting currency (i.e., the Swiss Franc). These currencies include the U.S. dollar, British pound, the Euro and the Singapore Dollar. When the financial statements of these foreign subsidiaries are translated into the Swiss Franc, the resulting foreign currency translation adjustments are included in other comprehensive income (loss) and accumulated other comprehensive income (loss). Changes in the exchange rates of these foreign currencies against the Swiss Franc will result in currency translation effects that could have a significant impact on the Company's consolidated financial statements. The Company will continue to be subject to these foreign currency translation effects as long as it continues to conduct business on a global basis.

If the 2005 revenues of the foreign subsidiaries had been translated into the Swiss Franc at the average exchange rates in effect for 2004, consolidated revenues would have been approximately CHF 0.1 million lower for 2005.

Gross Profit

Gross profit for the years ended December 31, 2005 and 2004 was CHF 13.1 million and CHF 8.8 million, respectively. Gross profit margin increased to 77% in 2005 from 67% in 2004. The improvement in the gross profit margin is a result of increase in both license and product support revenues during 2005.

If the 2005 gross profit of the foreign subsidiaries had been translated into the Swiss Franc at the average exchange rates in effect for 2004, consolidated gross profit would have been approximately CHF 0.1 million lower for 2005.

Operating Expenses

Operating expenses are comprised of costs relating to research and development ("R & D"), sales and marketing ("S & M"), general and administrative ("G & A"), amortization of intangibles and impairment on investments and intangibles.

For the years ended December 31, 2005 and 2004, the Company had total operating expenses of CHF 12.6 million and CHF 14.5 million, respectively. Total operating expenses in 2005 decreased by 13%. Research and development expenses decreased 27%, sales and marketing expenses decreased 7%, general and administrative expenses increased 6.3% as compared to 2004.

The decrease in R & D expense is primarily due to capitalization of CHF 1.3 million of software development costs on new products during 2005. The increase in G & A expense is primarily due to a CHF 0.5 million addition to the reserve for doubtful accounts offset by CHF 0.3 million in bad debt write-offs as a result of the increase in revenues.

If 2005 operating expenses of the foreign subsidiaries had been translated into the Swiss Franc at the average exchange rates in effect for 2004, consolidated operating expenses would have been approximately CHF 0.1 million lower for 2005.

The Company's quarterly gross profit margins are as follows:

2005	Gross Profit	Gross Profit %
First quarter	3.0	73%
Second quarter	2.7	73%
Third quarter	3.5	83%
Fourth quarter	3.9	78%

Operating Expenses

2005	R & D	R & D % of Revenues	S & M	S&M % of Revenues	G & A	G & A % of Revenues
First quarter	0.5	12%	1.7	41%	0.8	20%
Second quarter	0.4	11%	1.5	41%	0.8	22%
Third quarter	0.5	12%	1.5	36%	0.6	14%
Fourth quarter	0.8	16%	2.0	40%	1.2	24%

Foreign Currency Transaction Gains & Losses

During 2005 and 2004, the Company recorded foreign currency transaction gain (loss) of CHF 0.04 million and CHF (0.05) million, respectively. The fluctuation of the U.S. dollar against the Swiss Franc was the primary reason for the foreign exchange gain and (loss) reported for the years ended December 31, 2005 and 2004. Although the Company still maintains U.S. dollar denominated accounts, management has reduced its exposure by reducing U.S. dollar working capital to that which is considered absolutely necessary on a short-term basis. Management does not expect significant future foreign currency transaction exchange losses of this nature to occur as a result of these measures, however this cannot be assured.

Net Income (Loss)

The net income (loss) for the years ended December 31, 2005 and 2004 was CHF 0.7 million and CHF (5.5) million, respectively. The net income for the Europe segment was CHF 3.6 million in 2005 compared to net loss of CHF 1.9 million in 2004. The net loss for the Americas segment decreased to CHF 2.9 million in 2005 from CHF 3.6 million in 2004. The improvement in the results of operations in 2005 as compared to 2004 was primarily due to the CHF 4.0 million increase in revenues and the capitalization of CHF 1.3 million of software development costs on new products.

The basic earnings (loss) per share for the years ended December 31, 2005 and 2004 was CHF 0.58 and CHF (4.62), respectively. The dilutive earnings (loss) per share for the years ended December 31, 2005 and 2004 was CHF 0.54 and CHF (4.62), respectively.

Liquidity and Capital Resources

As of December 31, 2005, cash and cash equivalents amounted to CHF 4.3 million, down from CHF 4.5 million as of December 31, 2004. Net cash used in operating activities was CHF 1.2 million for the year ended December 31, 2005, as compared to CHF 1.7 million for the year ended December 31, 2004.

Accounts receivable net, including unbilled receivables, as of December 31, 2005 amounted to CHF 8.6 million, as compared to CHF 2.8 million as of December 31, 2004. Average days-sales-outstanding ("DSO"), which exclude unbilled receivables, as of December 31, 2005 decreased to 106 days, as compared to 125 days as of December 31, 2004.

Accounts payable increased to CHF 0.6 million as of December 31, 2005 from CHF 0.4 million as of December 31, 2004.

Deferred revenue increased from CHF 2.2 million as of December 31, 2004 to CHF 4.4 million as of December 31, 2005. Deferred revenue increase was primarily due to the increase in new license and maintenance deals in the fourth quarter of 2005 as compared to the fourth quarter of 2004.

Accrued liabilities increased to CHF 2.1 million as of December 31, 2005, as compared to CHF 1.6 million as of December 31, 2004. The increase in accrued liabilities primarily resulted from the increase in accrued commissions as a result of the increase in new deals during the fourth quarter of 2005.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The accompanying consolidated financial statements are presented on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had net income of CHF 0.7 million for the year ended December 31, 2005 and has incurred cumulative losses of CHF 139.9 million since inception. Net cash used in operating activities was CHF 1.2 million and CHF 1.7 million for the years ended December 31, 2005 and 2004, respectively. Management has improved the Company's liquidity situation by introducing new products, shifting the revenue base from services to higher-margin software licenses, improving sales efficiency performance and further refinements to the overall cost structure. In the event the Company would like to raise additional liquidity, management believes it can secure such funds. Management continues to pursue a number of strategic financing opportunities which have arisen in the normal course of business. The Company's ability to continue as a going concern is dependent upon its ability to execute these plans and, if necessary, to secure additional sources of liquidity. Although no assurances can be given, management remains confident that it can execute its plan.

Product

In 2005, Day successfully launched Communiqué 4, the first native JCR (JSR 170) standard compliant enterprise content management solution available on the market. Communiqué 4 revolutionizes content management by decoupling the content management application from the underlying repository.

Day also successfully launched an innovative, new product line Content Repository Extreme CRX. Day CRX provides an open, standards-based infrastructure for integrating business applications with any structured or unstructured content in an enterprise.

Channel Development

New channel opportunities included BEA and FileNet. Day signed an agreement with BEA to deliver a JSR 170 compliant interface that provides standardized access to companies running BEA WebLogic Portal. Additionally, Day signed an agreement with FileNet to provide Web Content Management capabilities for the FileNet P8 platform.

Customers

In 2005, Day's customer base expanded to include global leaders such as Fiducia, Media General, eMusic, OptionOne Mortgage, Penn State University, Scripps Media, US Department of Interior, Vivendi Universal, Clifford Chance, Credit Suisse First Boston (CSFB), Deutsche Bank, American Academy of Family Physicians (AAFP) and EMN8. Many existing customers also made additional investments in Day Software, including NOKIA, Zimmer, Johnson Controls and Audi.

Employees

As of December 31, 2005, the Company had 72 employees, as compared to 86 employees as of December 31, 2004. As of December 31, 2005, the headcount was allocated as follows: 17% employed in professional services, 21% in sales and marketing, 14% in general and administrative and 28% in research and development. Day's UK subsidiary, MarketingNet, employed 20% of the employees.



Corporate Governance

(in thousands CHF, except share information)

Group Structure and Shareholdings

Group Structure and Shareholders

Day Software Holding AG, formerly Day Interactive Holding AG (the "Company" or "Day"), was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company, through its wholly owned subsidiaries, provides integrated content, portal and digital asset management software. The Company's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

The capitalization of the listed company (Day Software Holding AG; Valor / ISIN: DAYN / 1047421) at the SWX as of December 31, 2005 was TCHF 30,117. Capitalization was calculated taking the closing market stock price at December 31, 2005 multiplied by the number of shares outstanding at December 31, 2005.

The Company's non-listed subsidiaries include the following:

Subsidiary	Domicile	Functional Currency	Share Capital	Ownership
Day Management AG	Basel, Switzerland	CHF	250	100%
Day Software AG	Basel, Switzerland	CHF	100	100%
Day Software GmbH	Munich, Germany	EUR	25	100%
Day Software, Inc.	United States	USD	420	100%
Day Software Ltd.	United Kingdom	GBP	2,800	100%
Day Interactive Singapore PTE Ltd.	Singapore	SGD	100	100%
MarketingNet Ltd.	United Kingdom	GBP	21	100%

The Company has no listed subsidiaries.

Significant Shareholders

Significant shareholders of the Company

Name	Shares	Ownership
Michael Moppert	226,581	16.74%
Roger Mäder	135,423	10.00%
David Nüscheler	121,210	8.95%

Capital Structure

Share Capital

As of December 31, 2005, the Company had ordinary, authorized and conditional capital of TCHF 13,536, TCHF 4,960 and TCHF 5,681, respectively.

Authorized capital can be issued at the discretion of the Board of Directors, provided that any issuances of authorized capital are within a period not exceeding two years following approval by the shareholders (currently before May 17, 2007). Any increases to authorized or conditional capital are subject to the approval of the shareholders.

The Company may issue up to 496,000 shares of authorized capital (all shares at a par value of CHF 10.00 each), subject to certain limitations and restrictions. Authorized capital can be used for acquisitions, new investments, participation of employees and strategic alliances and partnerships.

The Company may issue up to 568,084 shares of conditional capital (all shares at a par value of CHF 10.00 each), subject to certain limitations and restrictions. Conditional capital will only be issued in connection with the exercise of the Company's stock options granted to employees.

Changes in Capital

On February 15, 2000, the Company sold 100,000 shares at a price of CHF 110.00 per share under a private placement. The private placement resulted in net proceeds of TCHF 9,123. On April 3, 2000, the Company sold 300,000 shares at a price of CHF 440.00 per share under an initial public offering ("IPO"). The IPO resulted in net proceeds of TCHF 122,348.

In 2001, the Company issued 20,709 shares of capital stock, valued at TCHF 6,170, in connection with the acquisition of MarketingNet Ltd. and issued 1,473 shares of capital stock in connection with stock option exercises.

In 2003, the Company issued 3,047 shares of capital stock in connection with stock option exercises.

In 2004, the Company issued 84,344 shares of capital stock in connection with stock option exercises.

In June 2005, the Company issued 108,000 shares of authorized capital through MAG Capital, LLC resulting in net proceeds of TCHF 1,914. During the year, the Company issued 35,916 of shares of capital stock in connection with stock option exercises.

There were no other significant changes in capital during the six-year period ended December 31, 2005.

Shares and Participation Certificates

As of December 31, 2005, the Company had 1,353,570 ordinary shares at a par value of CHF 10.00 outstanding. All of these shares were paid up. Only registered shareholders have voting rights (one vote per share).

The company has no other categories of shares or shares with a different par value.

Convertible Bonds and Options

As of December 31, 2005, the Company had no convertible bonds issued or outstanding.

In November 1999, the Board of Directors adopted the Day Interactive Holding AG International Stock Option Plan (the "International Option Plan") and the Day Interactive Holding AG United States Stock Option Plan (the "United States Option Plan"). The shareholders of the Company approved both the International Option Plan and United States Option Plan, effective November 1999. The Board of Directors allocated 190,000 shares of capital stock for issuance under the International Option Plan and 95,000 shares of capital stock for issuance under the United States Option Plan. In April 2001, the Board of Directors approved a resolution to increase the shares of capital stock for issuance under the United States Option Plan to 373,595. The Board of Directors further approved a resolution to decrease the shares of capital stock for issuance under the International Option Plan to 186,800. Both of these resolutions were ratified by the shareholders in May 2001.

Both the International Option Plan and United States Option Plan are administered by the Board of Directors, which determines the terms and conditions of the options granted, including exercise price, number of options granted and the vesting period of such options. The maximum term of options granted under the International Option Plan is ten years, except for options granted to optionees based in Europe, which will have a maximum term of five years. The maximum term of options granted under the United States Option Plan is ten years. Each option under both plans entitles the optionee to one ordinary share of Day Software Holding AG capital stock.

As of December 31, 2005, the Company had 307,672 options outstanding under the International Option Plan and United States Option Plan. See Note 5 in the notes to the consolidated financial statements of Day Software Holding AG and subsidiaries for further information regarding the Company's outstanding options.

Board of Directors

The Board of Directors is comprised of the following individuals:

Michael Moppert

Since Day's inception, Michael Moppert has served as Chairman of the Board or Chief Executive Officer. Currently, Mr. Moppert holds both positions. He co-founded the company in Basel, Switzerland in 1993. He then drove the international growth of the company, opening up the U.S. subsidiary of Day in Los Angeles in 1998. In 1999 subsidiaries in Germany, the UK and Asia/Pacific followed. Mr. Moppert led the company to a successful IPO on the Swiss Stock Exhange in 2000. Prior to Day Software, Mr. Moppert was a journalist for several leading media companies, as well as, an independent corporate communications consultant. Mr. Moppert holds a Masters degree in History and Sociology from the University of Basel, Switzerland. Mr. Moppert is a citizen of Switzerland.

David Nüscheler

David Nüscheler is the Chief Technology Officer for Day. He is responsible for technology strategy for the Company and ongoing product development. Mr. Nüscheler joined Day in 1994 and was key to the growth of the Company from a small multimedia agency to a leading enterprise content management solution company. He created the basic concept for the original Communiqué and has guided product development to create a truly advanced content unification and presentation platform. He specializes in application and systems programming, as well as Internet programming. Mr. Nüscheler studied Computer Science at the Swiss Federal Institute Technology in Zürich, Switzerland. Mr. Nüscheler is a citizen of Switzerland.

Ariel Luedi

Ariel Luedi is the CEO of hybris AG, a leading software company focusing on Product Information Management (PIM) and E-Business. At hybris he is responsible for European expansion and has initiated aggressive company growth. Ariel joined hybris in September 2004. Prior to coming to hybris, Ariel spent two years as Senior Vice-President of salesforce.com with responsibility for European sales and the development of European subsidiaries. During that time he oversaw an increase in revenue of more than 100% annually. Previously, Ariel led European sales at BroadVision for six years. During this period he managed to increase business from zero to over US$ 100 million. Before that, he was in charge of sales at Oracle Switzerland for seven years. Ariel Luedi joined Oracle from IBM, his first position after studying physics at ETH in Zurich. Mr. Luedi is a citizen of Switzerland.

Mark Walsh

Mark Walsh is a non-executive member of the Board of Directors. Mr. Walsh is the Chief Technology Advisor for the Democratic National Committee of the United States of America. He is the first person to have that job, and is responsible for bringing the party and its tactics into the 21st Century. He has been in the interactive services/internet industry for over 15 years. Previously, Mr. Walsh was the Chairman and Chief Strategy Officer of VerticalNet, Inc. Mr. Walsh joined VerticalNet in August 1997 as President and Chief Executive Officer, and was appointed to Chairman in July 2000. VerticalNet is an enterprise software and services company that uses the Internet to help companies transact and collaborate. Previously, he was a Senior Vice President and a corporate officer at America Online. He ran AOL Enterprise, the business-to-business division of AOL which he founded. He also was President of General Electric's interactive services division. Mr. Walsh holds an M.B.A. degree from Harvard University and B.A. degree from Union College, Schenectady New York. Mr. Walsh is a citizen of the United States.

Greg Williams

Greg Williams is a non-executive member of the Board of Directors. Mr. Williams is currently a partner with the law firm of Allen Matkins Leck Gamble & Mallory LLP, a leading United States-based law firm. Mr. Williams' areas of practice include corporate, securities and mergers & acquisitions law with a focus on Internet and information technology emerging-growth companies. Mr. Williams is serving as Day's principal outside legal counsel. Mr. Williams received his B.I.S. from the University of Minnesota, magna cum laude and J.D. from University of Minnesota, cum laude. Mr. Williams is a citizen of the United States.

Elections and Terms of Office

The Board of Directors shall be composed of one or several members, who must be shareholders. They shall be elected at the General Meeting of the Shareholders for a term of three years and are eligible for re-election. The terms of office shall end on the day of the General Meeting of the Shareholders. In the event of by-elections, the new members of the Board of Directors will complete the term of office of their predecessors.

Mr. Moppert and Mr. Nüscheler were first elected in October 1999. Mr. Williams was first elected in February 2000 and Mr. Walsh was first elected in December 2000. The terms of these current members of the Board of Directors end on the date of the 2006 General Meeting of the Shareholders.

Mr. Ariel Luedi was elected in May 2005 for a service term of 3 years.

Internal Organizational Structure

The Board of Directors has two subcommittees, the Compensation Committee and the Audit Committee.

Members of the Compensation Committee include Greg Williams, Mark Walsh and Ariel Luedi. The purpose and area of responsibility of the Compensation Committee is to decide on general compensation matters and structure and to review and to monitor the Company's hiring and compensation policies. Controls and meetings take place on a regular and on an as needed basis.

Members of the Audit Committee include Greg Williams (Chairman) and Mark Walsh. The purpose and area of responsibility of the Audit Committee is to monitor the accounting and financial reporting practices of the Company. Controls and meetings take place on a regular and on an as needed basis.

All other matters are shared by the Board of Directors and are discussed regularly at meetings, which are typically held once per quarter.

Definition of Areas of Responsibility

The Board of Directors is responsible for making key, strategic decisions for the Company and sensitive compensation oriented decisions pertaining to senior management and the Board of Directors itself.

Management is responsible for managing day-to-day operations, executing the operational plan and providing business updates and information on a regular basis, or as specifically requested by the Board of Directors.

Information and Control Instruments

The Board of Directors uses a variety of information and control instruments to closely monitor the Company's operations. The Board of Directors holds periodic meetings to review the results of operations and to discuss matters that are deemed critical to the Company. The Board of Directors principally relies on the Company's global accounting system to provide a wide variety of reports including full monthly reports in which the results of operations may be analyzed. Management supplements this information as requested by the various members of the Board of Directors.

Management Board

The Management Board is comprised of the following individuals:

Michael Moppert

Michael Moppert serves as the Company's Chief Executive Officer. Prior to founding the Company, Mr. Moppert was working as a journalist and editor for several Swiss newspapers. He holds a masters degree in History and Sociology from the University of Basel. Mr. Moppert is a citizen of Switzerland.

David Nüscheler

David Nüscheler serves as the Company's Chief Technology Officer. He is responsible for technology strategy for the Company and ongoing product development. Mr. Nüscheler joined Day in 1994 and was key to the growth of the Company from a small multimedia agency to a leading enterprise content management solution company. He created the basic concept for the original Communiqué and has guided product development to create a truly advanced content unification and presentation platform. He specializes in application and systems programming, as well as Internet programming. Mr. Nüscheler studied Computer Science at the Swiss Federal Institute Technology in Zürich, Switzerland. Mr. Nüscheler is a citizen of Switzerland.

Chris Harano

Chris Harano serves as the Company's Chief Financial Officer. Prior to joining Day, Mr. Harano served in an interim Chief Financial Officer and financial advisor capacity to various Internet-related ventures. Previously, Mr. Harano was a Director in the Financial Advisory Services practice of Price Waterhouse from 1994 to 1998. He also served as an auditor with Price Waterhouse from 1986 to 1988, and worked at a merger and acquisitions boutique firm from 1989 to 1992. Mr. Harano holds an M.S. degree from the Sloan School of Management at Massachusetts Institute of Technology (1994), a B.A. degree in economics from University of California, Los Angeles (1986). Mr. Harano is a citizen of the United States.

Compensation and Shareholdings

Method of Determining Compensation

The basic principles guiding compensation levels are the economic budget constraints of the Company and the market for individual management talent. Compensation packages can vary greatly between the various roles in the Company.

The basic elements of compensation include base salary, performance bonuses, car allowances, expense allowances and, in certain instances, equity incentives such as stock options. It is also typical for the Company to offer certain employee benefit programs such as medical insurance, life insurance and retirement plans. Available benefits tend to vary significantly based on country or jurisdiction and the local employment market conditions.

The compensation of the Board of Directors is determined by the Board of Directors. The compensation of the Senior Management is determined by the Compensation Committee.

Director and Management Compensation

As of December 31, 2005, the Management Board was comprised of the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer. For the year ended December 31, 2005, the Company paid cash compensation to the Management Board of TCHF 602. In addition, options to purchase 27,100 shares of the Company's capital stock were granted at various dates during 2005.

Non-executive members of the Board of Directors did not receive any cash compensation for the year ended December 31, 2005. The Board of Directors did receive options to purchase 16,000 shares of the Company's capital stock for the year ended December 31, 2005.

Highest Total Compensation

The highest paid member of the Board of Directors in the Company was paid cash compensation of TCHF 192 and granted 16,300 options for the year ended December 31, 2005.

Total shares of capital stock held by the Management Board and Board of Directors as of December 31, 2005

	Shares Owned
Management Board (1)	353,701
Board of Directors (2)	5,000

(1) Includes Management Board members who also hold seats on the Company's Board of Directors. Also includes shares held by family members.
(2) Excludes members of the Board of Directors who also hold seats on the Management Board.

Total outstanding options to purchase shares of the Company's capital stock, as of December 31, 2005, which were held by the Management Board and Board of Directors

	Management Board (1)	Board of Directors (2)
Range of Exercise Price	10.00-35.00	10.00-21.75
Option Terms (years)	5 to 10	10
1999 Grants	21,057	1,057
2001 Grants	7,500	10,500
2002 Grants	3,597	–
2003 Grants	20,800	8,000
2004 Grants	57,100	10,000
2005 Grants	27,100	16,000
Total Grants	**137,154**	**45,557**

(1) Includes Management Board members who also hold seats on the Company's Board of Directors.
(2) Excludes members of the Board of Directors who also hold seats on the Management Board.

Shareholders' Participation Rights

Registrations in the Share Register

From ten days prior until the day following the General Meeting of the Shareholders, no entry into the shareholders' register shall be made. Only those registered in the shareholders' register shall be recognized as shareholders vis-à-vis the Company.

Shareholders that own shares with a par value of more than TCHF 1,000 may request the Company to add an item on the agenda. The Company invites them to do so via publication in the Swiss Gazette (SHAB) 41 days prior to the shareholder meeting. Any request to put an item on the agenda has to be submitted to the Company no later than 27 days prior to the shareholder meeting.

Changes of Control and Defense Measures

Mandatory Offer

In the case of a public offering of the Company's capital stock, pursuant to Art. 32 of the Federal Act on Stock Exchanges and Securities Trading ("SESTA"), the offering price must be at least the market price of the Company's capital stock. However, pursuant to paragraph 4 of Art. 32 of the SESTA, such price may not be lower than the highest price paid by the offering party for shares of the Company during the preceding twelve months.

Clauses on Changes in Control

As more thoroughly described above, the Company has granted options to purchase 45,557 shares and 137,154 shares of capital stock to the Board of Directors and the Management Board, respectively. Substantially all of these options contain vesting acceleration provisions for unvested shares. These acceleration provisions are generally triggered by a change in control or corporate transaction, as defined, or an involuntary termination following a change in control or corporate transaction.

Auditors

Duration of the Mandate and Term of Office of the Auditor in Charge

KPMG Fides Peat, located in Zurich, Switzerland, serves as the Company's principal auditor. KPMG Fides Peat was elected at the inception of the Company and has been re-elected each year since this time. They assumed their current mandate in May 2005 at the General Meeting of the Shareholders. Rolf Hauenstein, who is currently the Auditor in Charge, succeeded Orlando Lanfranchi, who had served as Auditor in Charge from the Company's inception in October 1999.

Total audit fees billed by KPMG Fides Peat for 2005 amounted to TCHF 184. Non-auditing fees, which consist solely of tax fees, billed by KPMG Fides Peat for 2005 amounted to TCHF 19.

Supervisory and Control Instruments Vis-À-Vis the Auditors

The Chairman of the Board of Directors meets on a periodic basis with the external auditors to discuss the results of the Company's operations and current business strategy. The external auditors engage in formal communications with the audit committee and the Chairman of the Board of Directors, generally on a quarterly basis.

KPMG Fides Peat serves as the Company's principal auditor. The Company has also retained the audit firm of BR Wirtschaftsprüfungsgesellschaft mbH who acts as the Company's second auditor for special purposes. BR Wirtschaftsprüfungsgesellschaft mbH was first elected on June 2, 2003 and has been re-elected each year since this time. Their current mandate commenced in May 2004.

Information Policy

The Company provides information to the shareholders on a quarterly and annual basis. To the extent that material events or conditions exist in the interim, additional information is provided as necessary. Information is provided in the form of press releases, downloadable files through the Investor Relations section of Day's website, www.day.com, and as requested via telephone at the Company's headquarters in Basel, Switzerland. See the Additional Information section of this Annual Report for further contact information.



Independent Report of the Auditors to the General Meeting of Day Software Holding AG, Basel

KPMG

We have audited the accompanying consolidated balance sheets of DAY Software Holding AG and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows, shareholders' equity and notes for the years then ended, presented on page 24 through 41.

These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with Swiss Auditing Standards and with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, while the Company recorded net income for the year ended December 31, 2005, it continues to suffer negative cash flows from operating activities that raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG Fides Peat

Rolf Hauenstein
Swiss Certified Accountant
Auditor in Charge

Florence Furler
Swiss Certified Accountant

Basel, April 12, 2006

Consolidated Balance Sheets

(in thousands CHF, except share information)

ASSETS	December 31, 2005	December 31, 2004
Current assets		
Cash and cash equivalents	4,256	4,500
Restricted cash	263	228
Accounts receivable, net of allowance of CHF 278 and CHF 73 as of December 31, 2005 and 2004, respectively	7,224	2,638
Unbilled receivables	1,334	155
Other receivables	19	424
Prepaid expenses	272	228
Total current assets	**13,368**	**8,173**
Non–current assets		
Property and equipment, net	129	603
Capitalized software development costs, net	1,217	–
Investments, net	200	91
Goodwill and intangible assets, net	3,324	3,511
Other assets	395	105
Total non-current assets	**5,265**	**4,310**
TOTAL ASSETS	***18,633***	***12,483***
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	615	400
Deferred revenue	3,820	2,030
Other current liabilities	437	181
Accrued liabilities	2,070	1,597
Total current liabilities	**6,942**	**4,208**
Deferred revenue less current portion	547	194
Total liabilities	**7,489**	**4,402**
Shareholders' equity		
Share capital, CHF 10.00 par value; 1,353,570 shares issued and outstanding, 496,000 additional authorized and 568,084 conditional as of December 31, 2005; 1,209,654 shared issued and outstanding, 562,000 additional authorized and 471,531 conditional as of December 31, 2004.	13,536	12,097
Treasury shares	(1,227)	(1,074)
Additional paid-in capital	139,256	138,299
Accumulated deficit	(139,911)	(140,652)
Accumulated other comprehensive loss	(510)	(589)
Total shareholders' equity	**11,144**	**8,081**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***18,633***	***12,483***

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Operations

(in thousands CHF, except share and per share information)

	Year Ended December 31, 2005	Year Ended December 31, 2004
Revenues		
Software licenses	7,958	4,492
Product support and services	9,051	8,581
Total revenues	**17,009**	**13,073**
Cost of revenues		
Software licenses	130	121
Product support and services	3,722	4,162
Total cost of revenues	**3,852**	**4,283**
Gross profit	**13,157**	**8,790**
Operating expenses		
Research and development	2,228	3,007
Sales and marketing	6,737	7,186
General and administrative	3,406	3,152
Amortization of intangible assets	187	187
Impairment of investments	73	–
Impairment of goodwill	–	1,000
Income (Loss) from operations	**526**	**(5,742)**
Interest income	20	27
Interest expense	(1)	(7)
Foreign exchange gain (loss)	44	(50)
Other income	182	286
Income (Loss) before taxes	**771**	**(5,486)**
Provision for taxes	(30)	(27)
Net income (loss)	**741**	**(5,513)**
Basic earnings (loss) per share	**0.58**	**(4.62)**
Dilutive earnings (loss) per share	**0.54**	**(4.62)**
Shares used in computing basic earnings (loss) per share	**1,284,247**	**1,194,286**
Shares used in dilutive basic earnings (loss) per share	**1,376,295**	**1,194,286**

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands CHF)

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net income (loss)	**741**	**(5,513)**
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Depreciation and amortization of fixed assets	534	1,079
(Gain) Loss on fixed asset dispositions	(1)	10
Amortization of intangible assets	187	187
Amortization of capitalized software costs	74	–
Impairment of investments	73	–
Impairment of goodwill	–	1,000
Net foreign currency exchange (gain) loss	(60)	26
Stock–based compensation	22	39
Stock received in exchange for software	(129)	(100)
Changes in operating assets and liabilities		
Accounts receivable	(4,395)	3,643
Unbilled receivables	(1,105)	(47)
Prepaid expenses and other current assets	378	(371)
Other assets	(255)	–
Accounts payable	184	141
Deferred revenues	1,926	(787)
Accrued liabilities	415	(592)
Other current liabilities	245	(399)
Net cash used in operating activities	**(1,166)**	**(1,684)**
Cash flows from investing activities		
Capitalized software development cost	(1,291)	–
Purchases of equipment	(49)	(36)
Proceeds from sale of equipment	–	1
Net cash used in investing activities	**(1,340)**	**(35)**
Cash flows from financing activities		
Proceeds from stock option exercises	444	934
Net proceeds from issuance of share capital	1,974	–
Purchase of treasury shares	(1,222)	–
Proceeds from sale of treasury shares	1,025	–
Net cash provided by financing activities	**2,221**	**934**
Net decrease in cash and cash equivalents	**(285)**	**(785)**
Foreign currency adjustment on cash	**41**	**(59)**
Cash and cash equivalents at beginning of period	4,500	5,344
Cash and cash equivalents at end of period	**4,256**	**4,500**
Supplemental disclosure of cash flow information		
Net interest paid	1	7
Net taxes paid	30	79
Non-cash investing and financing activities – None	–	–

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands CHF, except share information)

	Share Capital Shares	Share Capital Amount	Treasury Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balances January 1, 2004	**1,125,310**	**11,253**	**(1,074)**	**138,170**	**(135,139)**	**(599)**	**12,611**
Proceeds from exercise of stock options	84,344	844	–	90	–	–	934
Stock-based compensation	–	–	–	39	–	–	39
Net loss	–	–	–	–	(5,513)	–	(5,513)
Foreign currency translation	–	–	–	–	–	10	10
Balances December 31, 2004	**1,209,654**	**12,097**	**(1,074)**	**138,299**	**(140,652)**	**(589)**	**8,081**
Proceeds from exercise of stock options	35,916	359	–	85	–	–	444
Net proceeds from issuance of share capital	108,000	1,080	60	834	–	–	1,974
Purchase of treasury shares	–	–	(1,222)	–	–	–	(1,222)
Proceeds from sale of treasury shares	–	–	1,009	16	–	–	1,025
Stock-based compensation	–	–	–	22	–	–	22
Net income	–	–	–	–	741	–	741
Foreign currency translation	–	–	–	–	–	79	79
Balances December 31, 2005	**1,353,570**	**13,536**	**(1,227)**	**139,256**	**(139,911)**	**(510)**	**11,144**

See accompanying notes to these consolidated financial statements.

(in thousands CHF, except share and per share information)

Note 1 — Organization and History

Day Software Holding AG (collectively with its subsidiaries, the "Company") was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company is an international provider of global content and infrastructure software. The Company's technology, Communiqué, offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turn the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform. The Company's technology, CRX, is a java content repository that fully implements the new Java Content Repository API (JCR) standard that makes high value content easily accessible for any application. CRX is the first commercially available, industry strength implementation of the groundbreaking new JSR 170 standard for content repositories. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). Certain amounts reported in previous years have been reclassified to conform to the 2005 presentation.

The accompanying consolidated financial statements are prepared on the basis the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company realized net income of TCHF 741 for the year ended December 31, 2005 and has incurred cumulative losses of TCHF 139,911 since inception.

Net cash used in operating activities was TCHF 1,166 and TCHF 1,684 for the years ended December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, respectively, the Company had TCHF 4,256 and TCHF 4,500 of cash and cash equivalents on hand. Management has continued to improve the Company's liquidity situation by release of a new software infrastructure product line, improved sales efficiency performance and further refinements to the overall cost structure. Management believes sufficient cash flows from future operations and additional financing will be obtained as needed to meet obligations to continue as a going concern through at least the General meeting for fiscal year 2006, held in May 2007. The Company's ability to continue as a going concern is dependent upon its ability to execute these plans and, if necessary, to secure additional sources of liquidity. Although no assurances can be given, management remains confident that it can execute its plan.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Day Software Holding AG and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Changes in regional and industry economic conditions in which the Company and/or its customers participate can impact the estimates made by management. Significant items subject to such estimates and judgments include the recoverability of the carrying value of goodwill and other long-lived assets, the carrying amount of capitalized software, valuation allowance on net deferred tax assets, the collectibility of accounts receivable, the fair value of stock-based compensation awards, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

Risks, Uncertainties and Concentrations of Credit Risk

The Company's operations are subject to new innovations in product design and functionality. Significant technological changes can have an adverse effect on product lives. Design and development of new products are important elements to achieve profitability in this industry segment.

The Company, at times, maintains cash balances at financial institutions in excess of amounts insured by government agencies.

The Company provides credit in the normal course of business to customers and performs credit evaluations on all customers with significant orders. The Company does not obtain collateral with which to secure its accounts receivable. The Company maintains valuation allowances for potential credit losses based on the expected collectibility of accounts receivable. Management's estimates are based on historical losses, existing economic conditions and the facts and circumstances for specific receivables. The Company continually monitors past due accounts and pursues collection through various means.

During the year ended December 31, 2005, the Company generated 50% of its revenue from 16 customers who represented 47% of the accounts receivable balance as of December 31, 2005. No single customer accounted for 10% or more of total revenues or accounts receivable in 2005. During the year ended December 31, 2004, the Company generated 51% of its revenue from 15 customers who represented 41% of the accounts receivable balance as of December 31, 2004, thereof 10% of total revenues and 12% of accounts receivable were attributed to a single customer.

The Company derives a substantial portion of its revenue from software licenses, product support and services sold to customers in the United States, Germany and the United Kingdom. The Company's future revenue and results of operations may be significantly and adversely affected by the economic conditions in these countries. Further, a significant portion of the Company's business is conducted in currencies other than the Swiss Franc. The Company does not currently utilize any derivative financial instruments to hedge its foreign currency exchange risks. In order to manage foreign currency exchange risks, the Company attempts to match cash inflows and outflows (revenues with cost of revenues and operating costs) in the same currency to the extent possible. The Company continually monitors its exposure to foreign currency exchange risk. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, British pound and Euro, could significantly impact the Company's financial position and reported results of operations.

Revenue Recognition

The Company recognizes revenue in accordance with Statement of Position 97-2, Software Revenue Recognition as amended ("SOP 97-2"). Revenue from license fees and from sales of software products is generally recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant Company obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. For *multiple-element* arrangements where fair values do not exist for one or more of the delivered elements but do exist for all of the undelivered elements, the Company recognizes revenue using the "residual method" under which the total fair value of the undelivered elements is deferred and subsequently recognized when the basic provisions SOP 97-2 have been met.

For software licenses that require a significant amount of modification to the source code, as well as require the development of applications, revenue is recognized using the percentage of completion method. Under the percentage of completion method of accounting, revenues are recorded as progress towards completion occurs which is measured based on actual costs incurred as a percentage of the total costs expected to be incurred to complete the contract. An allocation is made for core licenses and application development, and such revenues are recorded as license and service revenues, respectively. In cases where the Company uses an integration partner to install software, the Company will use the completed contract method of accounting for license revenue recognition or recognize the revenue upon shipment to the customer, depending on the facts and circumstances surrounding the integration.

Product support revenues, consisting of software license updates and product support are included in the majority of the Company's software license agreements and are generally priced based on a percentage of the product license fee and recognized ratably over the term of the agreement, typically one year. Software license updates and product support provided to customers under maintenance agreements provide customers with rights to unspecified software product upgrades, maintenance releases and patches during the term of the support period.

Service revenues primarily consist of fees from software installation, integration and training. The Company generally bills its professional services customers on a time and materials basis and recognizes revenue as the services are performed. Time incurred for custom application development is reflected as service revenues, unless such application will be licensed without material modifications as discussed previously.

Historically, product upgrades were billed separately as delivered by the Company. In the event product upgrades were offered on an "as available" basis, and were part of a multiple-element arrangement, vendor specific objective evidence was used to allocate value and defer such revenues until delivered.

The Company defers revenue for software arrangements when cash has been received from the customer and the arrangement does not qualify for revenue recognition under the Company's policy. These amounts are reflected as deferred revenue on the accompanying consolidated balance sheets. The Company records an account receivable for software arrangements when the arrangement qualifies for revenue recognition and cash or other consideration has not been received from the customer. The Company will record an unbilled receivable for software arrangements when the arrangement qualifies for revenue recognition but the customer has not yet been billed.

The Company recognized TUSD 118 and TUSD 80 of revenue from the sale of software and maintenance in exchange for a 14.65% and 3% equity interest in a non-public company during 2005 and 2004, respectively.

Fair Value of Financial Instruments

The Company has certain financial instruments whereby the actual fair value of the financial instruments could be different from that recorded on a historical cost basis in the accompanying consolidated balance sheets at December 31, 2005 and 2004. The Company has financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, which are carried at cost and approximate fair values due to the short-term nature of these instruments.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks.

At December 31, 2005 and 2004, the company has pledged cash balances totaling TCHF 162 for both years guaranteeing various vendor payments totaling TCHF 82 and TCHF 88, respectively.

Restricted Cash and Cash Equivalents

At December 31, 2005 and 2004, the Company had TCHF 263 and TCHF 228, respectively, of a certificate of deposit collateralizing a letter of credit issued in connection with an office lease security deposit.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and are depreciated using the straight-line method over their estimated useful lives ranging from two to five years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the related lease. Maintenance and repairs are expensed as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Software Development Costs

Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires development costs incurred in the research and development of new software products to be sold or marketed to be expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized, subject to recoverability, until the software products are available for sale. Software costs capitalized during the year ended December 31, 2005 totaled TCHF 1,291. No costs were capitalized during 2004. Monthly amortization of capitalized software development costs, charged to cost of revenues, will be equal to the greater of the amount calculated by the straight-line method over the estimated life of the product or the amount calculated by using the ratio that current gross revenues bear to total estimated gross revenues of the product. Amortization expense for the year ended December 31, 2005 was TCHF 74.

Costs of internally developed software upgrades and maintenance are expensed as incurred. Costs of training and data conversion are expensed as incurred.

Investments

The Company has an equity investment totaling TCHF 155 in common stock and TCHF 118 in preferred stock of a non-publicly traded company ("investee"). The Company's Chief Financial Officer was a member of the Board of Directors of the investee company when these investments were transacted, but he resigned from his position in 2005. Common stock was acquired in exchange for software license and maintenance sold and is carried at cost which was determined by reference to the value of the software license and maintenance exchanged. Preferred stock was acquired in 2004 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to recent private-placement sales of the investee's common stock. In 2005, the company acquired additional common and preferred stock in the investee company and received a note receivable for TCHF 33 from the investee company in exchange for cash of TCHF 33. The Company's total ownership percentage in the investee company as of December 31, 2005 and 2004 was 14.65% and 3%, respectively. The carrying value of the investment was TCHF 200 and TCHF 91 as of December 31, 2005 and 2004, respectively.

Impairments in value of cost method investments that are considered to be other-than-temporary are recognized immediately as expense and a new cost basis is established. A cost method investment is evaluated for impairment whenever events or circumstances indicate that the investment may be impaired. During 2005, the Company determined that an impairment of TCHF 73 existed on its investments.

Goodwill and Other Intangible Assets

Intangible assets include goodwill of TCHF 2,422 and other intangible assets (brands) of TCHF 902, which resulted from the acquisition of MarketingNet Ltd. ("MarketingNet") in October 2000.

Goodwill represents the excess of costs over fair value of assets of businesses acquired. In accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually.

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal of Long-Lived Assets ("SFAS 144"). Intangible assets, stated at cost net of amortization and impairment charges, include brand name, which is amortized on a straight-line basis over the estimated useful life of ten years and a non-compete agreement which is fully amortized. Accumulated amortization and impairment on other intangible assets as of December 31, 2005 and 2004 was TCHF 12,683 and TCHF 12,496, respectively. Amortization expense of these intangible assets totaled TCHF 187 for each of the years ended December 31, 2005 and 2004. Amortization expense for these intangible assets is estimated to be TCHF 187 in each of the years 2006 through 2010. There were no impairment charges recorded in either 2005 or 2004 on these other intangibles assets.

Goodwill and intangible assets with indefinite useful lives are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that an asset might be impaired. Impairment, if any, is measured as the difference between the carrying value and the fair value of the asset. Management tested goodwill and intangible assets with indefinite useful lives for impairment during 2005 and 2004. Management determined that impairment existed only in 2004 as the carrying value of its reporting unit, MarketingNet, exceeded its fair value which was estimated using revenue multiple techniques for valuation. The Company recorded an impairment charge of TCHF 0 and TCHF 1,000 for the years ended December 31, 2005 and 2004, respectively. The Company will perform its next yearly impairment assessment of goodwill during the fourth quarter of 2006.

Impairment of Long-lived Assets

In accordance with SFAS 144, long-lived assets, such as property and equipment, capitalized software, and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying value. If an asset is determined to be impaired, the impairment is measured by the amount that the carrying amount of the asset exceeds its fair value. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Foreign Currency

The functional currencies of the Company's foreign subsidiaries are their respective local currencies. Translation adjustments of local currency financial statements into the Swiss Franc ("CHF") are reflected as a component of other comprehensive loss. Foreign exchange gains of TCHF 44 for the year ended December 31, 2005 and foreign exchange losses of TCHF 50 for the year ended December 31, 2004 resulting from specific foreign currency transactions are included in the consolidated results of operations.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was TCHF 444 and TCHF 544 for the years ended December 31, 2005 and 2004, respectively and is included in sales and marketing expense in the accompanying consolidated financial statements.

Research and Development Costs

Costs related to research, design, and development of computer software and related products are charged to research and development expense as incurred. Research and development expenses are principally comprised of payroll and payroll related costs.

Stock-based Compensation

The Company applies the intrinsic-value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No 25") and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25 ("FIN 44"). Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the date of grant. Such compensation expense, if any, is recognized over the service period to which the option relates. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure and amendment to SFAS No. 123 ("SFAS 148"), established accounting and disclosure requirements using a fair value based method of accounting for stock-based compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as amended.

Income Taxes

The Company accounts for its income taxes under an asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Deferred income tax assets and liabilities are recognized based on the enacted tax rates that are in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if management determines that it is more likely than not that the Company will not realize all or a portion of these tax assets.

Effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value based method to all outstanding and unvested awards in each period

In thousands CHF, except per share data	2005	2004
Net income (loss), as reported	741	(5,513)
Deduct: Total stock-based compensation expense determined under fair value based method, net of related tax effects	886	886
Net loss, pro forma	**(145)**	**(6,399)**

Basic earnings (loss) per share, as reported	0.58	(4.62)
Dilutive earnings (loss) per share, as reported	0.54	(4.62)
Basic and dilutive loss per share, pro forma	(0.11)	(5.36)

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following assumptions:

	2005	2004
Risk free interest rate	2.25%	2.25%
Expected life (years)	5	5
Expected volatility	43.7%	86%
Dividend yield	–	–

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to shareholders by the weighted average number of shares outstanding during the period. Dilutive earnings per share calculated for the year ended December 31, 2005 is computed by dividing net income available to shareholders by the weighted average number of shares outstanding plus the effect of potentially dilutive common shares outstanding during the period using the treasury stock method. Potentially dilutive common shares include outstanding stock options. Dilutive loss per share calculated for the year ended December 31, 2004 is the same as basic loss per share as the effect of the assumed exercise of common stock equivalents is anti-dilutive due to the Company's net losses. Common stock equivalents totaling 35,220 and 279,860 have been excluded from the calculation of the weighted average shares outstanding for the years ended December 31, 2005 and 2004, respectively, as their effects are anti-dilutive.

New Accounting Standards Not Yet Adopted

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, Accounting Changes and Error Corrections ("SFAS 154"). SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

In December 2004, the FASB issued Statement of Financial Accounting Standard No 123 (revised 2004), Share-Based Payment ("SFAS 123R"). SFAS 123R establishes accounting guidance for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. SFAS 123R applies to all awards granted after December 15, 2005, and to awards modified, repurchased or cancelled after that date using a modified version of prospective application. The adoption of SFAS 123R in the first quarter of 2006 will result in additional compensation expense in the Company's consolidated financial statements. The Company is currently determining the effect of SFAS 123R on its consolidated financial statements.

Note 3 — Property and Equipment

Property and equipment consist of the following as of December 31:

In thousands CHF	Life of Assets	2005	2004
Computer equipment and software	2 to 3 years	3,741	4,394
Furniture and fixtures	5 years	1,178	1,138
Leasehold Improvements	Useful life or lease term	2,975	2,975
		7,894	**8,507**
Less Accumulated depreciation		(7,765)	(7,904)
Property and equipment, net		**129**	**603**

For the years ended December 31, 2005 and 2004, depreciation expense totaled TCHF 534 and TCHF 1,079, respectively.

Note 4 — Commitments and Contingencies

Operating Leases

The Company has several noncancelable operating leases primarily for its office facilities and certain office equipment in Europe and the United States. These facilities hold all of the Company's operations and expire at various dates ranging from one to three years.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Total rent expense for the years ended December 31, 2005 and 2004 was TCHF 980 and TCHF 983, respectively. Sublease income was TCHF 180 for both years ended December 31, 2005 and 2004.

Employment Contracts

The Company has entered into employment contracts with certain officers and employees of the Company. The employment contracts expire at various dates. Under the provisions of the employment contracts, the Company may terminate all of these contracts for cash payments totaling TCHF 1,032.

Indemnification Clauses in Software License Agreements

The Company's standard software license agreement includes an indemnification clause that indemnifies the licensee against liability and damages arising out of or in connection with an assertion that the software infringes any United States trademark or copyright. FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires certain disclosures regarding intellectual property infringement indemnification. To date, the Company has had no material claims or costs related to these indemnification clauses and therefore, has no liability recorded related to these indemnification clauses as of December 31, 2005 and 2004.

The Company's future annual minimum lease payments to be made and sublease payments to be received as of December 31, 2005

In thousands CHF	Lease Payments	Sublease Receipts
2006	306	14
2007	90	–
2008	71	–
Thereafter	–	–
Total	**467**	**14**

Note 5 — Shareholders' Equity

Description of Share Capital

The Company's share capital is comprised of ordinary capital, authorized capital and conditional capital. Authorized capital can be issued at the discretion of the Board of Directors of the Company, provided that any issuances of authorized capital are within a period not exceeding two years following approval by the shareholders (currently before May 17, 2007). Any increases to authorized or conditional capital are subject to the approval of the shareholders.

The Company may issue up to 496,000 shares of authorized capital, subject to certain limitations and restrictions. Authorized capital can be used for acquisitions, new investments, participation of employees and strategic alliances and partnerships.

The Company may issue up to 568,084 shares of conditional capital, subject to certain limitations and restrictions. Conditional capital will only be issued in connection with the exercise of the Company's stock options granted to employees.

Dividends may be paid only if the Company has sufficient distributable profits from previous fiscal years, or if reserves are sufficient to allow for the distribution of a dividend. The Company is required to retain at least 5% of the annual net profits as a general reserve until such time that the reserves are at least 20% of the Company's nominal share capital. Dividends are subject to the approval of the shareholders. To date, no dividends have been declared.

Share Capital Issuances

In June 2005, Day issued 108,000 shares of authorized capital to a group of investors ("Investors"). Net proceeds from the transaction totaled TCHF 1,914. In connection with the transaction, the Company incurred TCHF 415 of costs that have been recorded as a reduction in capital reserves. These transaction costs include TCHF 60 of costs to acquire 3,000 treasury shares at a price of CHF 20 per share from the Company's Chief Executive Officer. The Company also paid fees totaling TCHF 25 to the Company's Chief Executive Officer's wife for legal services related to the transaction. In connection with the transaction above, the Investors have the right to acquire additional shares at a price of CHF 10.00 per share if the average price of a share becomes less than the original issue price during the period starting on July 1, 2005 and ending on June 30, 2006.

Treasury Shares

In February 2000, the Company acquired 17,066 treasury shares during the second private equity placement at the issuance price of CHF 110.00 per share. During the initial public offering, the Company acquired an additional 45 shares at the issuance price of CHF 440.00 per share. Since acquiring these shares, the Company has issued them from time-to-time, primarily in connection with employment and consulting contracts.

During 2005, the Company acquired 50,963 treasury shares at an average price of CHF 22.80 per share and sold 44,367 treasury shares at an average price of CHF 23.10 per share.

There were 16,358 and 9,762 shares of capital stock in the treasury as of December 31, 2005 and 2004, respectively.

Capital Share Purchase Options

In November 1999, the Board of Directors adopted the Day Interactive Holding AG International Stock Option Plan (the "International Option Plan") and the Day Interactive Holding AG United States Stock Option Plan (the "United States Option Plan"). The shareholders of the Company approved both the International Option Plan and United States Option Plan, effective November 1999. The Board of Directors allocated 190,000 shares of capital stock for issuance under the International Option Plan and 95,000 shares of capital stock for issuance under the United States Option Plan. In April 2001, the Board of Directors approved a resolution to increase the shares of capital stock for issuance under the United States Option Plan to 373,595. The Board of Directors further approved a resolution to decrease the shares of capital stock for issuance under the International Option Plan to 186,800. Both resolutions were ratified by the shareholders in May 2001.

Both the International Option Plan and United States Option Plan are administered by the Board of Directors, which determines the terms and conditions of the options granted, including exercise price, number of options granted and the vesting period of such options. The maximum term of options granted under the International Option Plan and the United States Option Plan is ten years.

Stock option activity under the International Option Plan and United States Option Plan for the years ended December 31, 2005 and 2004

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 1, 2004	**268,248**	**17.23**
Granted	108,850	17.73
Exercised	(84,344)	11.06
Cancelled	(12,894)	52.23
Outstanding, December 31, 2004	**279,860**	**17.67**
Granted	89,950	20.40
Exercised	(35,916)	12.36
Cancelled	(26,222)	31.33
Outstanding, December 31, 2005	**307,672**	**17.93**

As of December 31, 2005 and 2004 there were 247,181 and 182,640 shares exercisable, respectively.

The following table summarizes capital share options outstanding as of December 31, 2005

	Options Outstanding			**Options Exercisable**	
Range of Exercise Prices	Outstanding as of December 31, 2005	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable as of December 31, 2005	Weighted Average Exercise Price
10.00 – 14.00	116,603	5.38	12.27	119,629	12.19
15.05 – 19.75	57,132	5.60	17.32	39,784	17.17
20.10 – 21.75	106,364	7.14	20.63	60,611	20.38
25.00 – 29.00	7,573	4.16	26.52	7,157	26.41
35	20,000	3.84	35.00	20,000	35.00

The weighted average grant date fair value for options issued during 2005 and 2004 was CHF 8.37 and CHF 12.14, respectively.

Stock-based Compensation

The Company applies the fair value based method of accounting prescribed by SFAS 123 to certain stock options granted to non-employees prior to December 31, 2005. SFAS 123 requires the recognition of stock-based compensation expense based on the fair value of the options granted amortized over the vesting periods of the applicable options. Stock-based compensation expense recognized during the years ended December 31, 2005 and 2004 totaled TCHF 22 and TCHF 39, respectively.

Note 6 — Retirement and Pension Plans

United States

In the United States, the Company sponsors a 401(k) retirement plan (the "Plan") that is considered a defined contribution discretionary plan under which eligible participants may contribute up to a maximum of 80% of their pre-tax earnings subject to certain statutory limitations. The Company made no discretionary contributions to the Plan during 2005 and 2004.

Switzerland

Prior to 2005, the Company sponsored a defined contribution plan (the "Plan") covering all of its employees earning more that TCHF 25 per year. This plan was a multi-employer plan as defined by Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions ("SFAS 87"). Accordingly, the net pension cost in the consolidated financial statements equaled the contributions made by the Company. The premiums are based on a percentage of the employee's salary. The percentage ranges from 8% to 19% of the employee's salary and is dependent on the age and gender. Total expense for this retirement plan in 2004 was TCHF 344.

As of the beginning of 2005, certain law changes were introduced and the Plan was amended, which changed the Plan from a defined contribution plan to a defined benefit plan. As a result, a valuation of the accumulated post-retirement benefit obligation was obtained at January 1, 2005. The initial effect of the plan amendment has been deferred in accordance with SFAS 87 and will be amortized on a straight-line basis over the service periods of those employees active at the date of the plan amendment. The pension benefit obligation in excess of the fair value of pension assets as of January 1, 2005 was TCHF 859 and is expected to be amortized over a period of 12 years.

The Company used December 31, 2005 as the measurement date for determining the Plan's fair value of plan assets and the Plan's benefit obligation.

In 2006, the Company estimates that it will make TCHF 350 in contributions to the Plan.

The Plan's benefit obligations, fair value of plan assets, and funded status at December 31, 2005

In thousands CHF	2005
Benefit obligation at December 31	4,854
Fair value of plan assets at December 31	3,443
Funded status	**(1,411)**

Amounts recognized in the balance sheet consist of

In thousands CHF	2005
Net prepaid assets	–
Accrued liabilities	132
Net amount recognized	**132**

The accumulated benefit obligation for the Plan was TCHF 3,795 as of December 31, 2005.

In thousands CHF	2005
Net periodic benefit cost recognized	**518**

Weighted-average assumptions used to determine benefit obligations at December 31, 2005

	2005
Discount rate	2.90%
Rate of compensation increase	1.50%

Weighted-average assumptions used to determine net benefit cost at December 31, 2005

	2005
Discount rate	2.90%
Expected long-term rate of return on plan assets	2.50%
Rate of compensation increase	1.50%

In thousands CHF	2005
Benefit cost	447
Employer contribution	386
Plan participants' contributions	220
Benefits paid	112

Projected benefit payments over the next ten years

In thousands CHF	
2006	23
2007	23
2008	23
2009	23
2010	23
2011 to 2015	115

Note 7 — Income Taxes

The components of income (loss) before the provision for taxes for the years ended December 31, 2005 and 2004

In thousands CHF	2005	2004
Europe	3,680	(1,856)
Americas	(2,909)	(3,630)
Total	**771**	**(5,486)**

The components of the provision for taxes for the years ended December 31, 2005 and 2004

In thousands CHF	2005	2004
Current		
Europe	3	22
Americas	27	5
Total current	**30**	**27**
Deferred	–	–
Total provision for income taxes	**30**	**27**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004

In thousands CHF	2005	2004
Deferred tax assets		
Accrued pension cost	33	–
Net operating loss carryforwards	47,348	47,263
Total deferred tax assets	**47,381**	**47,263**
Less valuation allowance	(47,381)	(47,263)
Net deferred tax assets	–	–

The Company records a valuation allowance to reduce its deferred tax assets to the level that management believes will more likely than not be realized. The Company has recorded a full valuation allowance with respect to its deferred tax assets as the Company believes it is more likely than not that some portion or all of the deferred tax assets will not be realized. In 2005 and 2004, the change in the deferred tax asset allowance amounted to an increase of TCHF 118 and TCHF 1,426, respectively.

As of December 31, 2005, the Company had net operating loss carryforwards amounting to approximately TCHF 215,572, in a jurisdiction of Switzerland, which expire beginning 2007 through 2011. The effective total income tax rate in the Canton of Basel, Switzerland, the jurisdiction of the Company's primary income generating activity, is approximately 24.8%. Day Software Holding AG does not pay any cantonal taxes, only federal taxes at 7.8%. In addition, the Company has certain net operating losses in Germany, Singapore and the United Kingdom amounting to approximately TCHF 20,498 in 2005 which will be carried forward until they are used to offset taxable income.

As of December 31, 2005, the Company had United States federal and state net operating loss carryforwards amounting to approximately TCHF 41,799. These federal and state net operating loss carryforwards expire beginning in 2019 and 2006, respectively. Section 382 of the United States Internal Revenue Code includes provisions that may limit the net operating loss carryforwards available for use in any given year if certain events occur, including significant changes in stock ownership.

The weighted average statutory rate differs from the effective tax rate for the years ended December 31, 2005 and 2004 as follows

	2005	2004
Weighted average statutory tax rate	28.9	29.2
Change in valuation allowance and unrecognized loss carryforwards	(25.0%)	(28.7%)
Effective tax rate	**3.9%**	**0.5%**

Note 8 — Segment and Other Information

The Company operates predominantly in a single industry segment as a provider of enterprise software and related services. The Company's reportable operating segments are based on geographic location, which are Europe, the Americas and Asia Pacific. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intergeographic revenues primarily represent intercompany revenues which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

Geographical revenue information is based on the origin of the sales.

Segments by geographic area of origin for the years ended December 31, 2005 and 2004

In thousands CHF	2005	2004
Revenues		
Europe	13,125	11,351
Americas	7,049	2,716
Asia Pacific	271	387
Elimination of intergeographic revenues	(3,436)	(1,381)
Total revenues	**17,009**	**13,073**
Net income (loss)		
Europe	3,653	(1,877)
Americas	(2,912)	(3,636)
Total net income (loss)	**741**	**(5,513)**
Assets		
Europe	12,385	11,319
Americas	6,248	1,164
Total assets	**18,633**	**12,483**
Expenditures for long-lived assets		
Europe	14	26
Americas	35	10
Total expenditures for long-lived assets	**49**	**36**
Interest income		
Europe	15	22
Americas	5	5
Total interest income	**20**	**27**
Interest expense		
Europe	1	7
Americas	–	–
Total interest expense	**1**	**7**
Amortization and impairment of intangible assets		
Europe	187	1,187
Americas	–	–
Total amortization and impairment of intangible assets	**187**	**1,187**
Depreciation of fixed assets		
Europe	469	934
Americas	65	145
Total depreciation	**534**	**1,079**

Enterprise-Wide Information

In thousands CHF	2005	2004
Software license revenues		
Switzerland	394	1,110
Germany	1,086	331
United Kingdom	945	1,173
United States	5,148	1,481
Other foreign countries	385	397
Total software license revenues	**7,958**	**4,492**
Product support and service revenues		
Switzerland	2,179	2,450
Germany	1,889	1,826
United Kingdom	2,928	2,858
United States	1,901	1,206
Other foreign countries	154	241
Total product support and service revenues	**9,051**	**8,581**
Long-lived assets		
Switzerland	17	414
Germany	16	39
United Kingdom	39	69
United States	57	81
Total long-lived assets	**129**	**603**

Note 9 — Related Party Transactions

For the years ended December 31, 2005 and 2004, the Company incurred legal fees totalling TCHF 25 and TCHF 36, respectively, for work performed by Greg Williams, a non-executive member of the Board of Directors. Mr. Williams is currently a partner with the law firm of Allen Matkins Leck Gamble & Mallory LLP and is serving as Day's principal outside legal counsel. Additional related party transactions for the years ended December 31, 2005 and 2004 are disclosed in these notes to the consolidated financial statements.



Independent Report of the Statutory Auditors to the General Meeting of Day Software Holding AG, Basel

KPMG

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, profit and loss statements and notes) of DAY Software Holding AG for the year ended December 31, 2005, presented on page 44 through 47.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, financial statements and the proposed appropriation of the legal reserves (general reserve) to offset the accumulated deficit comply with Swiss law and the Company's articles of incorporation.

We recommend that, the financial statements 2005 submitted to you be approved.

Without qualifying our opinion we draw attention to Note 6, where substantial doubt about the Company's ability to continue as a going concern is raised. A final assessment of the ability as a going concern cannot be made.

In the event the Company is unable to continue as a going concern, impairment adjustments and provisions would have to be recorded which could lead to a loss of share capital and legal reserves. In this case we refer to Art. 725 of the Swiss Code of Obligation.

KPMG Fides Peat

Rolf Hauenstein
Swiss Certified Accountant
Auditor in Charge

Florence Furler
Swiss Certified Accountant

Basel, April 12, 2006

Day Software Holding AG
Balance Sheets

(in thousands CHF)

ASSETS	December 31, 2005	December 31, 2004
Current assets		
Cash and cash equivalents	1,993	1,784
Prepaid expenses	15	9
Treasury shares	363	191
Total current assets	**2,371**	**1,984**
Non-current assets		
Long-term investments and loans in subsidiaries, net	13,012	13,012
Total non-current assets	**13,012**	**13,012**
TOTAL ASSETS	***15,383***	***14,996***

LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Trade payables due to third parties	27	–
Short-term debt due to subsidiaries	311	309
Accrued liabilities	114	120
Total liabilities	**452**	**429**
Shareholders' Equity		
Share capital	13,536	12,097
Legal reserves		
General reserve	2,162	3,784
Reserve for treasury shares	1,227	1,074
Accumulated deficit	(1,994)	(2,388)
Total shareholders' equity	**14,931**	**14,567**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***15,383***	***14,996***

See accompanying notes to these financial statements.

Day Software Holding AG
Profit and Loss Statements

(in thousands CHF)

	Year Ended December 31, 2005	Year Ended December 31, 2004
Income		
Interest income	1,818	1,513
Reversal of impairment charge on Treasury Shares	19	58
Foreign exchange gain	5	–
Financial income	16	–
Other operating income	–	2
Total income	**1,858**	**1,573**
Expenses		
Consultancy fees	(320)	(254)
Allowances for intercompany loans	(3,476)	(2,074)
Impairment charge on investments	–	(1,616)
Bank charges	(8)	(8)
Foreign exchange loss	–	(1)
Other expense	(36)	–
Loss before income taxes	**(1,982)**	**(2,380)**
Taxes	(12)	(8)
Net loss	**(1,994)**	**(2,388)**

See accompanying notes to these financial statements.

Note 1 — Guarantees in favor of third parties

In thousands CHF	2005	2004
Guarantees (total amount)	82	88
Pledged assets	162	162

Note 2 — Treasury shares

In February 2000, the Company acquired 17,066 treasury shares during the second private equity placement at the issuance price of CHF 110.00 per share. During the initial public offering, the Company acquired an additional 45 shares at the issuance price of CHF 440.00 per share. Since acquiring these shares, the Company has issued them from time-to-time, primarily in connection with employment and consulting contracts. During 2005, the Company acquired 50,963 treasury shares at an average price of CHF 22.80 per share and sold 44,367 treasury shares at an average price of CHF 23.10 per share. There were 16,358 and 9,762 shares of capital stock in the treasury as of December 31, 2005 and 2004, respectively. These treasury shares are valued at market value and are included in current assets at December 31, 2005 and 2004.

Note 3 — Authorized and conditional increase of share capital

In thousands CHF	2005	2004
Unissued authorized share capital	4,960	5,620
Unissued conditional share capital	5,681	4,715

Note 4 — Investments in subsidiaries

As of December 31, 2005

Subsidiary and Domicile	Functional Currency	Share Capital	Ownership %
Day Management AG, Basel, Switzerland	CHF	250.00	100
Day Software AG, Basel, Switzerland	CHF	100.00	100
Day Software GmbH, Munich, Germany	EUR	25.00	100
Day Software, Ltd., London, United Kingdom	GBP	2,800.10	100
Day Software, Inc., Irvine, United States	USD	420.00	100
Day Interactive Singapore PTE Ltd., Singapore, Singapore	SGD	100.00	100
MarketingNet Ltd, Leamington Spa, United Kingdom	GBP	20.80	100

Note 5 — Shareholders

Principal shareholders of the Company (quoted on a stock exchange)

	2005 ownership %	2004 ownership %
Michael Moppert	16.74	18.73
Roger Mäder	10.00	11.27
David Nüscheler	8.95	9.13

Note 6 — Basis of Presentation

TThe accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Day Software Holding AG ("Day Holding") incurred a net loss of TCHF 1,994 for the year ended December 31, 2005.

Net cash provided was TCHF 209 for the year ended December 31, 2005. As of December 31, 2005, Day Holding had TCHF 1,993 of cash and cash equivalents on hand.

Day Holding's ability to continue as a going concern is dependent upon its ability to execute operational plans and, if necessary, to secure additional sources of liquidity. Although no assurances can be given, management remains confident that Day Holding will be able to continue as a going concern.

Appropriation of Legal Reserves (General Reserve)

The Board of Directors proposes the appropriation of the legal reserves (general reserve) to offset the accumulated deficit for the year ended December 31, 2005.

Shareholders' equity after the appropriation of the legal reserve as of December 31, 2005 and 2004

	2005	2004
Share capital	13,536	12,097
Legal reserves		
General reserve	168	1,396
Reserve for treasury shares	1,227	1,074
Accumulated deficit	–	–
Total shareholders' equity	**14,931**	**14,567**

48



Share Data and Other Information

Share Data

Stock exchange	SWX Swiss Exchange
Security number	1047421
Symbol	DAYN
First listing date	April 3, 2000
Nominal value	CHF 10
Issue price	CHF 440

The shareholder meeting of Day Software Holding AG will take place on May 17, 2006 in Basel, Switzerland.

About Day

Day is a provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000.

Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

A warning regarding forward-looking statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Actual events or results, of course, could differ materially. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially from such forward-looking statements are its limited operating history, its need to stay on the forefront of technological development within its industry, and its ability to expand into new geographic markets. There is currently no public trading market in the United States for the Company's stock, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

Contact

Corporate Headquarters	Day Software Holding AG Barfüsserplatz 6, 4001 Basel Switzerland http://www.day.com
Investor Relations	Peter Nachbur T +41 61 226 98 98 F +41 61 226 98 97 E-Mail: peter.nachbur@day.com
Shareholder Register	SEGA Aktienregister AG P.O. Box, 4601 Olten, Switzerland T +41 62 205 36 95 F +41 62 205 39 66

The English text of this 2005 Day Annual Report represents the binding version.

